Exhibit 99.1

NATIONAL PRESS RELEASE

El Paso Electric Enters Into Agreement to Be Purchased by the Infrastructure Investments Fund, an Investment Vehicle Advised by J.P. Morgan Investment Management Inc.

Agreement Represents Significant Long-Term Investment to Support the Success of El Paso Electric, Its Employees, Customers and Communities

•	Agreement Enhances El Paso Electric’s Ability to Meet Growing Service Area Needs, Including Renewable Energy and Sustainability Initiatives
•	Agreement Contains Meaningful Commitments to Ensure El Paso Electric’s Workforce Will Remain in Place
•	El Paso Electric to Remain Independently-Operated, Regulated Utility with Headquarters in El Paso, Texas
•	Customers to Benefit from $21 Million in Credits on Electric Bills Over 36 Months and Continued Commitment to Safe, Clean, Affordable and Reliable Energy with Strong Service Levels
•	Establishes 20-Year, $100 Million Community Economic Sustainability Fund to Support El Paso Electric’s Service Area

EL PASO, Texas and NEW YORK, New York - June 3, 2019 – El Paso Electric Company (EPE) (NYSE: EE) and the Infrastructure Investments Fund, an investment vehicle advised by J.P. Morgan Investment Management Inc. (IIF), today announced that they have entered into a definitive agreement under which IIF will purchase EPE for $68.25 in cash per share representing an enterprise value of approximately $4.3 billion.

“As we look to the future and the long-term investment required to meet the growing energy needs of our communities, we are confident IIF is the ideal partner for our region and EPE.  This agreement demonstrates that IIF values local job retention and growth; creating a sustainable path to enhance our renewable energy resources and protecting the environment; and treating our 1,100 employees, their families and our customers with transparency and respect,” said Mary Kipp, President and CEO of El Paso Electric. “Our partnership brings value to everyone; our customers, shareholders, our employees and community. This is a tremendous opportunity to scale and prepare the Company for a clean energy future that is local and sustainable.”

As a long-term investor in utility companies, IIF is aligned with EPE and its mission, and the terms of the agreement include specific commitments to support the growth and success of EPE, its employee base, customers and communities. In the agreement, EPE and IIF have agreed to a number of commitments, which will take effect upon closing and include:

•
Local Workforce Retention and Continuity: Contains real commitments to ensure that EPE’s workforce, including union and non-union employees and management, will remain in place. EPE will continue as an independently-operated, regulated utility while remaining headquartered in El Paso, Texas.

•	Electric Bill Credit for Customers: EPE and IIF have committed to $21 million in credits on customer electric bills over 36 months.

•
Community Contributions: EPE and IIF remain committed to $1.2 million in annual charitable contributions under EPE’s existing Community Partner Program, which provides employee engagement and financial support to many local organizations that positively impact EPE’s service area.

•
Community Economic Sustainability Fund: EPE and IIF have committed to establish a Community Economic Sustainability Fund to invest $100 million over 20 years to fund growth and economic development in EPE’s service area while also taking steps to ensure the continued financial strength of EPE as an engine for local economies.

Matthew LeBlanc, Chief Investment Officer of J.P. Morgan’s Infrastructure Investments Group, said, “We are excited about the opportunity to partner with El Paso Electric, its communities and customers in EPE’s next phase of growth. As a long-term owner of utilities, we understand the importance of EPE’s mission and believe our resources and experience can expand EPE’s leadership as a provider of safe, clean, affordable and reliable energy. We have great respect for the strong team of employees at EPE and look forward to working closely with them as active corporate citizens that provide support for programs, organizations and activities that positively impact communities across west Texas and southern New Mexico.”

Agreement Details
IIF will purchase EPE for $68.25 per share in cash representing an enterprise value of approximately $4.3 billion, including EPE’s net debt. The per share purchase price represents a 17% premium to EPE’s closing price on May 31, 2019, the last trading day prior to the announcement of the agreement.
The agreement has been unanimously approved by EPE’s Board of Directors and is expected to close in the first half of 2020, subject to the approval of EPE’s shareholders, the receipt of regulatory approvals and other customary closing conditions.
Dividends payable to EPE shareholders will continue in the ordinary course through the closing.

Advisors
Lazard is serving as financial advisor and Baker Botts L.L.P. is acting as legal advisor to EPE.
BofA Merrill Lynch is acting as exclusive financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to IIF. In addition, IIF has a committed bridge financing facility in place led by BofA Merrill Lynch to support the transaction.

About El Paso Electric
El Paso Electric is a regional electric utility providing generation, transmission and distribution service to approximately 428,000 retail and wholesale customers in a 10,000 square mile area of the Rio Grande valley in west Texas and southern New Mexico.

About The Infrastructure Investments Fund
The Infrastructure Investments Fund (IIF) is an $11.3 billion private investment vehicle advised by a dedicated infrastructure investment group within J.P. Morgan Investment Management Inc.  IIF is responsible for investing and growing the retirement funds of more than 40 million families, including 2 million people across Texas and New Mexico who will be invested in El Paso Electric.  Headquartered in New York and London, IIF’s investments are generally focused on companies that provide essential services, such as energy, water and transportation, to local communities either under a regulatory construct or long-term contracts.

IIF’s 19 portfolio companies are located primarily in the United States, Western Europe and Australia, and include 11 energy, utility and electric generation companies.  IIF also has significant experience developing renewable energy sources, having invested approximately $3 billion in renewable power generation assets which collectively provide 3.4 GW of renewable capacity (enough to power three million homes for a year).

IIF’s family of companies serve over 20 million customers and employ over 9,000 people who actively engage in their communities by building good relationships, providing open and ongoing communications and transparency over activities, and giving back through volunteer activities, community funding and philanthropic initiatives.

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Forward-Looking Statements
This news release includes statements that are forward-looking statements made pursuant to the safe harbor provisions of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed acquisition of EPE, shareholder and regulatory approvals, the expected timetable for completing the proposed transaction and any other statements regarding EPE’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts. This information may involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.  These risks and uncertainties include, but are not limited to: failure to obtain the required vote of EPE’s shareholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management’s time on transaction-related issues.

Additional information concerning factors that could cause actual results to differ materially from those expressed in forward-looking statements is contained in EPE's most recently filed periodic reports and in other filings made by EPE with the U.S. Securities and Exchange Commission (the "SEC"), and include, but is not limited to: (i) the impact of the federal law commonly referred to as the Tax Cuts & Jobs Act and other U.S. tax reform legislation; (ii) increased prices for fuel and purchased power and the possibility that regulators may not permit EPE to pass through all such increased costs to customers or to recover previously incurred fuel costs in rates; (iii) full and timely recovery of capital investments and operating costs through rates in Texas and New Mexico, and at the Federal Energy Regulatory Commission; (iv) uncertainties and instability in the general economy and the resulting impact on EPE's sales and profitability; (v) changes in customers' demand for electricity as a result of energy efficiency initiatives and emerging competing services and technologies, including distributed generation; (vi) unanticipated increased costs associated with scheduled and unscheduled outages of generating plant; (vii) unanticipated maintenance, repair, or replacement costs for generation, transmission, or distribution facilities and the recovery of proceeds from insurance policies providing coverage for such costs; (viii) the size of EPE’s construction program, the receipt of necessary permits and approvals and EPE’s ability to complete construction on budget and on time; (ix) potential delays in our construction and resource contracting schedule due to legal challenges or other reasons; (x) costs at Palo Verde; (xi) decisions and actions of EPE’s regulators and the resulting impact on EPE's cost of capital, sales and profitability; (xii) deregulation and competition in the electric utility industry; (xiii) possible increased costs of compliance with environmental or other laws, regulations and policies; (xiv) possible income tax and interest payments as a result of audit adjustments proposed by the Internal Revenue Service or state taxing authorities; (xv) uncertainties and instability in the financial markets and the resulting impact on EPE's ability to access the capital and credit markets; (xvi) actions by credit rating agencies; (xvii) possible physical or cyber-attacks, intrusions or other catastrophic events; (xviii) the U.S. Government shutdown and the resulting impact on EPE's sales and profitability; and (xix) other factors of which EPE is currently unaware or deem immaterial.

EPE's filings are available from the SEC or may be obtained through EPE's website at http://www.epelectric.com.  Any such forward-looking statement is qualified by reference to these risks and factors. EPE cautions that these risks and factors are not exclusive. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. Forward-looking statements speak only as of the date of this press release, and EPE does not undertake to update any forward-looking statement contained herein.

Additional Information and Where to Find It
In connection with the proposed merger, EPE expects to file a proxy statement, as well as other materials, with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the proxy statement (when available) and other documents that will be filed by EPE with the SEC at http://www.sec.gov, the SEC’s website, or from EPE’s website (http://www.epelectric.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” In addition, the proxy statement and other documents filed by EPE with the SEC (when available) may be obtained from EPE free of charge by directing a request to Investor Relations, Phone: 1-800-592-1634. Media inquiries can be directed to Eduardo Gutierrez at EPE, Phone: 915-497-3495.

Participants in the Solicitation
EPE, its directors and certain of its executive officers and other persons may be deemed to be participants in the solicitation of proxies from EPE’s shareholders with respect to the proposed merger. Information regarding EPE’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting, filed with the SEC on April 12, 2019. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the proxy statement and other materials when they are filed with the SEC in connection with the proposed merger.

Contacts
For El Paso Electric:
National Media Contact
Frances Jeter | (713) 304-1849
fjeter@sardverb.com

Local Media Contact
Eddie Gutierrez | 915.497.3495
eduardo.gutierrez@epelectric.com

Investor Relations Contact
Lisa Budtke | 915.543.5947
lisa.budtke@epelectric.com

For IIF:
Barrett Golden / Tim Lynch
Joele Frank, Wilkinson Brimmer Katcher
212.355.4449